Exhibit 99.1
Qiao Xing Universal’s Subsidiary Completed the Disposal of its Land Use Rights and
Construction-in-progress
     HUIZHOU, Guangdong, China, Jan. 24 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that its subsidiary, Huizhou Qiao Xing Property, Limited, had recently completed the disposal of its land use rights and construction-in-progress which were not being used in XING’s business operations, for a consideration of RMB 288.9 million (USD 39.1 million). It is expected that the disposal would result in an accounting gain before tax and minority interests of around RMB 50.0 million (USD 6.8 million).
     Mr. Wu Rui Lin, Chairman of XING, said, “The proceeds from the disposal are expected to be used to finance the investment in a new business venture of high profitability. We are confident that this move will further improve our return on assets.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set- top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com .
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of January 24, 2008 and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.

     For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc.
Tel: +86-13502293496
Email: rick@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, Inc., +86-13502293496, or rick@qiaoxing.com/
     /Web site: http://www.cosun-xing.com /
     (XING)